Exhibit 99.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement No. 333-248676 on Form F-10 and Nos. 333-249175 and 333-251139 on Form S-8 of Lightspeed POS Inc. of our report dated June 26, 2020 relating to the financial statements of Al Dente Intermediate Holdings, LLC, for the year ended December 31, 2019, which appears in the Form 6-K of Lightspeed POS Inc. dated February 8, 2021.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 8, 2021